LOAN AUTOMATIC, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDING DECEMBER 31, 2025

LOAN AUTOMATIC, LLC

BALANCE SHEET

December 31, 2025

ASSETS

Current assets:	
Cash	$ 69,237
Accounts receivable	12,960
Other current asset	11,538
Total current assets	93,735
Intangible assets:	
Internally developed software	2,221,120
Other Assets:	
Security Deposit	900
Total assets	$2,315,755

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable	$ 69,767
Officer loans	410,441
Loan payable	226,282
Advance from Stakeholders	9,000
Total current liabilities	715,490
Long-Term Liabilities:	
Simple agreement for future equity	1,785,238
Notes payable	200,000
Total long-term Liabilities	1,985,238
Total Liabilities	2,700,728
Members' equity	(384,973)
Total liabilities and members' deficit	$2,315,755

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

	For the Period Ending December 31, 2025
Ancillary Product Income	$ 22,682
Interest Income	644
Subscription Fee	271,683
Pass-Through Fee	81,245
Transaction fee income	$376,254
Operating expenses	
Selling, general and administrative expenses	$439,498
Net Loss	$ (63,244)